JNL VARIABLE FUND LLC
225 West Wacker Drive, Suite 1200
Chicago, Illinois 60606
(312) 338-5801

April 29, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Variable Fund LLC
File Nos: 333-68105 and 811-09121

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 25 to the Registration Statement under the Securities Act of 1933 and Amendment No. 27 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (b) of Rule 485 to incorporate comments received from the Securities and Exchange Commission and to reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.